Exhibit 2.3

Sears Hometown and Outlet Stores, Inc.

5500 Trillium Boulevard, Suite 501

Hoffman Estates, Illinois 60192

August 27, 2019

Transform Holdco LLC

Transform Merger Corporation

3333 Beverly Road

Hoffman Estates, IL 60179

Attention: Luke J. Valentino, General Counsel

Re: Agreement and Plan of Merger

Ladies and Gentlemen:

We refer to the Agreement and Plan of Merger, dated as of June 1, 2019 (as amended from time to time in accordance with its terms, the “Merger Agreement”), among Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Company”), Transform Holdco LLC, a Delaware limited liability company (“Parent”), and Transform Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

We have advised you that we intend to enter into an Outlet Purchase Agreement with a subsidiary of Liberty Tax, Inc. in the form attached hereto as Exhibit A (such agreement, the “Liberty/Outlet Purchase Agreement”) contemporaneously with the execution and delivery of this letter agreement. In that connection, the undersigned hereby agree as follows:

1. Notwithstanding anything in the Merger Agreement to the contrary (but without affecting any other rights and obligations of the parties hereto under the Merger Agreement, including, without limitation, the Company’s obligation to terminate the Liberty/Outlet Purchase Agreement in accordance with Section 6.03(e)(v)(B) of the Merger Agreement in the circumstances set forth therein), the Closing will take place substantially concurrently with the “Closing” as defined in the Liberty/Outlet Purchase Agreement (the “Outlet Closing”), subject to (a) the satisfaction of the conditions set forth in Article 9 of the Merger Agreement (or, to the extent permissible under Applicable Law, the waiver of such conditions by the party or parties entitled to the benefit thereof), other than conditions that by their nature are to be satisfied by actions to be taken at the Closing but subject to the satisfaction or, to the extent permissible under Applicable Law, waiver of those conditions at the Closing, (b) Parent having received the Financing Information set forth in clauses (iii) and (iv) of the definition thereof from the Company (subject to the last sentence of the definition of “Financing Information”) at least 3 Business Days prior to the Outlet Closing and (c) the Outlet Closing occurring no earlier than October 11, 2019; provided, however, that (i) the Company shall keep Parent reasonably informed of the anticipated date of the Outlet Closing (and in any event shall provide written notice to Parent of the anticipated date of the Outlet Closing at least 10 Business Days prior thereto) and (ii) the Closing may be deferred by Parent by up to an additional 7 Business Days upon written notice to the Company at least 5 Business Days prior to the anticipated date of the Outlet Closing; provided, that any such deferral of the Closing shall extend the Outlet Closing Deadline by the same number of days (but, for the avoidance of doubt, in no case shall the Outlet Closing Deadline be later than the earlier of (x) the Credit Agreement Default Waiver Deadline and (y) the End Date); and provided, further, that in the event of any such deferral by Parent, the Company will exercise its right under the Liberty/Outlet Purchase Agreement to similarly defer the Outlet Closing to the same date (but, for the avoidance of doubt, in no case shall the date of the Outlet Closing be later than the earlier of (x) the Credit Agreement Default Waiver Deadline and (y) the End Date); and (iii) the Outlet Closing shall be deemed for all purposes under the Merger Agreement to be consummated prior to the Closing. For purposes of this letter agreement, the condition set forth in Section 9.01(c)(i) of the Merger Agreement shall be deemed to be a condition to be satisfied by actions taken at the Closing.

2. In consummating the obligations of the parties under Section 2.09 of the Merger Agreement, clause (ii) of Section 2.09(d) shall be disregarded and the reference to “72 hours” in Section 2.09(e) shall be deemed to be a reference to “24 hours”.

3. The definition of “GAAP” in Section 1.01 of the Merger Agreement is amended and replaced in its entirety with the following: ““GAAP” means generally accepted accounting principles in the United States, excluding, for the purposes of this Agreement, the effects of Accounting Standards Codification Topic 842 (Leases).”

4. Section 1.01(c) of the Company Disclosure Schedule (Net Working Capital Line-Items and Allocation Descriptions) is amended and replaced in its entirety by Schedule 1.01(c) to this letter agreement.

5. The Liberty/Outlet Purchase Agreement, and any sale of the Outlet Segment consummated in accordance with and on the terms set forth in the Liberty/Outlet Purchase Agreement, shall be deemed for all purposes under the Merger Agreement to satisfy and comply with the requirements of clauses (ii) and (iii) of the definition of Outlet Sale Requirements.

6. The Company hereby represents and warrants to Parent and Merger Subsidiary that (i) the execution, delivery and performance by the Company of this letter agreement has been duly authorized by all necessary corporate action on the part of the Company (including the Special Committee) and (ii) this letter agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

7. Parent hereby represents and warrants to the Company that (i) the execution, delivery and performance by Parent and Merger Subsidiary of this letter agreement has been duly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary and (ii) this letter agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

8. The Merger Agreement, as modified and supplemented hereby, remains in full force and effect.

9. Sections 1, 2 and 5 of this letter agreement shall automatically terminate and be of no further force or effect following a termination of the Liberty/Outlet Purchase Agreement.

10. Sections 1.02 (Interpretive Provisions), 11.01 (Notices), 11.03 (Amendments and Waivers), 11.06 (Binding Effect; Benefit; Assignment), 11.07 (Governing Law), 11.08 (Jurisdiction), 11.09 (Waiver of Jury Trial), 11.11 (Counterparts; Effectiveness), 11.13 (Severability) and 11.14 (Specific Performance) of the Merger Agreement are hereby incorporated into this letter agreement mutatis mutandis as if set forth in full herein.

[The remainder of this page has been intentionally left blank; signature pages follow.]

Sincerely,

SEARS HOMETOWN AND OUTLET STORES, INC.

By:	/s/ Will Powell
Name: Will Powell
Title: CEO and President

Acknowledge and agreed as of

the date first set forth above:

TRANSFORM HOLDCO LLC

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

TRANSFORM MERGER CORPORATION

By:	/s/ Kunal Kamlani
Name: Kunal Kamlani
Title: President